March 31, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AP Gaming Holdco, Inc has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 31, 2014. This disclosure can be found on page 43-44 of the Annual Report on Form 10-K and is incorporated by reference herein. AP Gaming Holdco, Inc made such disclosure based on information provided by other companies that may be deemed to be under common control with AP Gaming Holdco, Inc, and not because of any conduct by AP Gaming Holdco, Inc.
Very truly yours,

AP GAMING HOLDCO, INC.

By:	/s/ CURT MAYER
Name:	Curt Mayer
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)